Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 4 DATED JULY 7, 2011
TO THE PROSPECTUS DATED APRIL 27, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 27, 2011, as supplemented by supplement no. 1 dated April 27, 2011, supplement no. 2 dated April 27, 2011 and supplement no. 3 dated May 10, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	an update regarding the Iron Point Business Park First Mortgage; and

•	an update regarding the Roseville Commerce Center Mortgage Portfolio.
Status of the Offering
We commenced our initial public offering of 140,000,000 shares of common stock on November 20, 2009. As of July 6, 2011, we had sold 11,569,399 shares of common stock in the offering for gross offering proceeds of $114.3 million, all of which were sold in the primary offering.
As of July 6, 2011, there are 128,430,601 shares of common stock available for sale in this offering, including 40,000,000 shares under the dividend reinvestment plan.
Iron Point Business Park First Mortgage
We foreclosed on, and on June 21, 2011, became the owner of the property securing the Iron Point Business Park First Mortgage. The property consists of five office buildings containing 211,056 rentable square feet ("Iron Point"), four of which were built in 1999 and the final building built in 2001. Iron Point is located at 1110-1180 Iron Point Road in Folsom, California. As of June 21, 2011, Iron Point was collectively 37% leased. We do not intend to make significant renovations or improvements in the near term and believe the property is adequately insured.
Roseville Commerce Center Mortgage Portfolio
We foreclosed on, and on June 27, 2011, became the owner of the property securing the Roseville Commerce Center Mortgage Portfolio. The property consists of five industrial flex buildings constructed in 2006 containing 113,341 rentable square feet and an additional four parcels of partially-improved land encompassing 6.0 acres located (“Roseville Commerce Center”). Roseville Commerce Center is located at 10556-10612 Industrial Avenue in Roseville, California. As of June 27, 2011, Roseville Commerce Center was collectively 39% leased. We do not intend to make significant renovations or improvements in the near term and believe the property is adequately insured.

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